Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Net loss	$(134,309)	$(110,212)	$(132,376)	$(55,005)	$(3,483)
Consolidated ratios of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(134,309)	$(110,212)	$(132,376)	$(55,005)	$(3,483)

(1)	We did not record earnings for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.